TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED PRE-FEASIBILITY STUDY FOR THE BOTO GOLD PROJECT

Toronto, Ontario, February 21, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today the Company has filed a National Instrument 43-101 (NI 43-101") Technical Report on the pre-feasibility ("PFS") Study for the Boto Gold Project in Senegal, West Africa, reported in the Company's news release dated February 12, 2018.

The PFS was completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants and has an effective date of December 31, 2017.

The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com